**DAVIS POLK & WARDWELL**

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM

3A CHATER ROAD
HONG KONG


05006249


RECD S.E.C.
MAR 7 2005
1086

March 7, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549





SUPPL

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. The English translation of an announcement dated March 3, 2005, entitled, "Change in the Board of Directors of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford/mep

Matthew Telford
*Legal Assistant*

Attachments

By Hand Delivery

3/15

FREE TRANSLATION

# COMUNICATION OF A RELEVANT FACT

## CHANGE IN THE BOARD OF DIRECTORS

## OF FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

The Board of Directors of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC), at their meeting of January 26, 2005, passed the following agreement amongst others:

> The appointment of a new director, by the co-opt method, to the company LARRANZA XXI, L.L., which will be represented in the Board by Lourdes Martínez Zabala.

As a result of this new appointment, the Board of Directors and Executive Committee have changed as reflected in the following list:

## BOARD OF DIRECTORS

**Chairman:**
- MARCELINO OREJA AGUIRRE

**Managing Director**
- RAFAEL MONTES SÁNCHEZ

**Members:**
- B-1998, S.L., represented by ESTHER KOPLOWITZ ROMERO DE JUSEU.
- DOMINUN DESGA, S.A., represented by ESTHER ALCOCER KOPLOWITZ
- DOMINUN DIRECCIÓN Y GESTIÓN, S.A., represented by ALICIA ALCOCER KOPLOWITZ.
- E.A.C. INVERSIONES CORPORATIVAS, S.L., represented by CARMEN ALCOCER KOPLOWITZ.
- FERNANDO FALCÓ Y FERNÁNDEZ DE CORDOVA
- GONZALO ANÉS ALVARES-CASTRILLÓN
- JUAN CASTELLS MASANA
- FELIPE BERNABÉ GARCÍA PÉREZ
- FRANCISCO MAS-SARDÁ CASANELLES
- ROBERT PEUGEOT
- CARTERA DEVA, S.A., represented by JOSÉ AGUINAGA CÁRDENAS.
- IBERSUIZAS ALFA, S.L., represented by LUIS CHICHARRO ORTEGA.
- IBERSUIZAS HOLDINGS, S.L., represented by PEDRO AGUSTÍN DEL CASTILLO MACHADO.
- LARRANZA XXI, S.L., represented by LOURDES MARTÍNEZ ZABALA.

**Secretary (non-member):**
- FRANCISCO VICENT CHULIÁ

## Executive Committee

**Chairman:**
- RAFAEL MONTES SÁNCHEZ

**Members:**
- DOMINUN DESGA, S.A., represented by ESTHER ALCOCER KOPLOWITZ
- FERNANDO FALCÓ Y FERNÁNDEZ DE CORDOVA
- JUAN CASTELLS MASANA
- CARTERA DEVA, S.A., represented by JOSÉ AGUINAGA CÁRDENAS.

**Secretary (non-member):**
- JOSÉ EUGENIO TRUEBA GUTIÉRREZ

**March 3, 2005**